Organigram Passes First Step in Organic Re-Certification

MONCTON, New Brunswick, Oct. 12, 2017 -- Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has initiated the process for re-certification as an organic producer of cannabis in Canada with ECOCERT Canada.

Organigram is currently undergoing a significant expansion of its facility to meet the growing needs of our business. In order to meet the anticipated demand for both mineral and organic production, the company has reconfigured their existing cultivation space and are in the process of building new areas devoted only to organic production.

As part of the process, Organigram submitted a comprehensive action plan to ECOCERT Canada, part of the Ecocert group, one of the largest organic certification organizations in the world, outlining the company’s approach to the growing and segregation of both product lines. The plan is designed to ensure the integrity of organic products within their facility, and was approved by ECOCERT Canada in September 2017.

The re-certification process continues with a series of onsite inspections. These inspections will review the cultivation process starting from the transition to organic stock material through to harvest and packaging, and will evaluate the successful execution of Organigram’s action plan. These inspections will confirm the company’s compliance with the organic standards: CAN/CSGB 32.310(2015) - General Principles and Management Standards and the CAN/CSGB 32.311(2015) - Permitted Substances Lists.

The company will work diligently to complete the re-certification process before July 2018.

For more information, visit www.Organigram.ca.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Giselle Doiron
Chief Executive Officer	Director of Investor Relations & Media
gengel@organigram.ca	investorrelations@organigram.ca

(416) 435-8091	(506) 801-8986